Exhibit 21.1

HALLIBURTON COMPANY
Subsidiaries of the Registrant
December 31, 2025

STATE OR COUNTRY
NAME OF COMPANY	OF INCORPORATION

Brezz Newco (Halliburton Netherlands Holdings B.V)	Netherlands
Halliburton Energy Services, Inc.	United States, Delaware
Halliburton Global Affiliates Holdings B.V.	Netherlands
Halliburton Global Holdings B.V.	Curacao
Halliburton Global Holdings, LLC	United States, Delaware
Halliburton Global Netherlands Cooperatief U.A.	Netherlands
Halliburton Group Technologies, Inc.	United States, Delaware
Halliburton Holdings, LLC	United States, Delaware
Halliburton Offshore Technologies, Inc.	United States, Delaware
Halliburton Operations Finance Company, LLC	United States, Texas
Halliburton Swiss Holdings GmbH	Switzerland
Halliburton Technology Holdings, Inc.	United States, Delaware
Halliburton Technology Partners LLC	United States, Delaware
Halliburton US International Holdings	United States, Delaware